FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 16 May 2007	By	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities through Goldman Sachs International. (02 April 2007)	Announcement Company release shares from treasury to satisfy grants made under employee share plans. (18 April 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (03 April 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (18 April 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (04 April 2006)	Announcement Company purchases its own securities through Goldman Sachs International. (19 April 2007)

Announcement Mr Malcolm informs the Company of his beneficial interest. (05 April 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 April 2006)

Announcement Company purchases its own securities through Goldman Sachs International. (05 April 2007)	Announcement Replacement of 20 April 2007 announcement. (23 April 2007)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 April 2007)
Announcement Company purchases its own securities through Goldman Sachs International. (23 April 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 April 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (24 April 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (12 April 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (25 April 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 April 2007)	Announcement Messrs Walsh, Menezes, Williams, Malcolm and Proctor inform the Company of their beneficial interests. (26 April 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (13 April 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (26 April 2007)

Announcement Lord Blyth, Messrs Rose and Symonds inform the Company of their beneficial interest. (16 April 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (27 April 2007)

Announcement Company purchases its own securities for holding in treasury through Goldman Sachs International. (16 April 2007)	Announcement Company announces its total voting rights. (30 April 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (17 April 2007)	Announcement Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (30 April 2007)

Announcement Mr Morgan informs the Company of his beneficial interest. (18 April 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 02-Apr-07
Number	2688U
Diageo plc
02 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 1030.70 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:03 03-Apr-07
Number	3698U
Diageo plc
03 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1033.19 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 04-Apr-07
Number	4654U
Diageo plc
04 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1039.01 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:30 05-Apr-07
Number	PRNUK-0504
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the “Company”) announces that on 4 April 2007 Mr Rob Malcolm a person Discharging Managerial Responsibility, notified the Company that on 3 April 2007, he sold 7,260 American Depository Shares in the Company (“ADS”)* at a price per ADS of $81.89.
As a result of the above transaction, Mr Malcolm’s interest in the Company’s ADSs (excluding options, awards under the Company’s employee benefit trusts) is 22,717.
(*1 ADS is the equivalent of 4 Ordinary Shares)
5 April 2007

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 05-Apr-07
Number	5512U
Diageo plc
05 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 650,000 ordinary shares at a price of 1035.09 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:00 10-Apr-07
Number	PRNUK-1004

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
     1. it received notification on 10 April 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’) namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 April 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18

(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 April 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.405.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	356,231

P S Walsh	622,297

Name of PDMR	Number of Ordinary Shares

S Fletcher	132,817

J Grover	170,969

A Morgan	130,856

G Williams	208,348 (of which 5,559 are held in the form of ADS*)
3. it received notification on 10 April 2007 from Lord Blyth, a director of the Company, that he has purchased 1,003 Ordinary Shares on 10 April 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.405.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 140,911.
4. it received notification on 10 April 2007 from Todd Stitzer, a director of the Company, that he has purchased 96 Ordinary Shares on 10 April 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £ 1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.405.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,023.
10 April 2007
*1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:02 10-Apr-07
Number	PRNUK-1004

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today it released from treasury 674 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,413,514 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,681,322,763.
10 April 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:11 12-Apr-07
Number	7940U
Diageo plc
12 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1038.65 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:29 13-Apr-07
Number	PRNUK-1304

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 18,812 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,394,702 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,680,891,575.
13 April 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 13-Apr-07
Number	8750U
Diageo plc
13 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 800,000 ordinary shares at a price of 1036.23 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:16 16-Apr-07
Number	PRNUK-1604

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification today that the following directors, as participants in the Diageo Dividend Reinvestment Plan (the ‘Plan’) received ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of the interim dividend paid on 10 April 2007 as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	1,661

NC Rose	4,221

JR Symonds*	61
The Ordinary Shares were purchased on 10 and 11 April 2007 (with a settlement date of 16 April 2007) at an average price of £10.417.
As a result of the above transaction, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Lord Blyth	142,572

NC Rose	360,452

JR Symonds*	5,159
* In respect of shares held by spouse.
16 April 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 16-Apr-07
Number	9540U
Diageo plc
16 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 550,000 ordinary shares at a price of 1037.32 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 17-Apr-07
Number	0337V
Diageo plc
17 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 1030.12 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:18 18-Apr-07
Number	PRNUK-1804

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 17 April 2007, that Mr Andrew Morgan, a Person Discharging Managerial Responsibilities, had exercised options on 16 April 2007 over 22,368 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), granted on 18 April 1997 at a price per share of £4.94 under the Guinness Share Option Plan. Mr Morgan subsequently sold 21,809 Ordinary Shares on 16 April 2007, at a price per share of £10.375.
Mr Morgan retains beneficial ownership of the balance of 559 Ordinary Shares.
As a result of the above, Mr Morgan’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 131,415.
18 April 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:01 18-Apr-07
Number	PRNUK-1804

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 50,997 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,343,725 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,679,092,552.
18 April 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:40 18-Apr-07
Number	1266V
Diageo plc
18 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 1035.75 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:35 19-Apr-07
Number	2106V
Diageo plc
19 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 1036.23 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:51 20-Apr-07
Number	PRNUK-2004

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,748 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,336,977 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,678,099,300.
20 April 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	09:40 23-Apr-07
Number	3177V
Transaction in Own Shares — Replacement
Diageo plc
23 April 2007
The following replaces the announcement released on 20 April 2007 at 17.34 RNS No: 2968V.
Please note that the previous announcement on 20 April 2007 incorrectly stated that the share purchase was 1038.06 pence per share. The correct price was 1039.06 pence per share. The full amended text appears below.
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 1039.06 per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:51 23-Apr-07
Number	3791V
Diageo plc
23 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 1041.16 per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:28 24-Apr-07
Number	4560V
Diageo plc
24 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 750,000 ordinary shares at a price of 1037.35 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 25-Apr-07
Number	5373V
Diageo plc
25 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 650,000 ordinary shares at a price of 1049.19 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:29 26-Apr-07
Number	PRNUK-2604

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notifications below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
1. it received notification on 25 April 2007 that Mr PS Walsh, a director, had exercised options on 25 April 2007 over 72,189 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 13 September 2000 at a price per share of £5.87 under the Company’s Senior Executive Share Option Plan Mr Walsh subsequently sold 62,189 Ordinary Shares, on 25 April 2007, at a price per share of £10.49.
Mr Walsh retains beneficial ownership of the balance of 10,000 Ordinary Shares.
2. it received notification on 25 April 2007 that the following Persons Discharging Managerial Responsibilities (‘PDMR’), as participants in the dividend reinvestment programme connected with the Company’s US Employee Stock Purchase Plan (also know as the US Sharevalue Plan) (the ‘Plan’), received American Depository Shares (‘ADS’) in respect of the Company’s interim dividend paid on 16 April 2007, as follows:

Name of PDMR	Number of ADSs

I Menezes	28

T Procter	17

G Williams	12
The ADSs were purchased on 16 April 2007 at a price of $82.81 per ADS.
3. it received notification on 25 April 2007 that Mr Williams, as a participant in the dividend reinvestment programme connected with Plan, received 19 ADSs in respect of the Company’s final dividend paid on 27 October 2006. The ADSs were purchased on 30 October 2006 at a price of $74.40 per ADS.
4. it received notification on 25 April 2007 that Messrs Menezes and Proctor each purchased 406 ADSs under the Plan on 29 December 2006 at a price of $49.26 per ADS.
5. it received notification on 25 April 2007 that the interests of Mr R Malcolm, a PDMR, which were announced most recently on 5 April 2007 as 22,717 ADSs, are in fact 20,000 ADSs. The difference between the two figures represents ADSs incorrectly attributed to Mr Malcolm in the Company’s historical records.

As a result of the above transactions, the interests of directors and PDMRs in the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

PS Walsh	632,297

Name of PDMR	Number of Ordinary Shares

I Menezes	271,094*

G Williams	208,473**

Number of ADSs

R Malcolm	20,000

T Procter	27,464

* Of which 178,096 are held in the form of ADSs.
** Of which 5,684 are held in the form of ADSs.
(1 ADS is the equivalent of 4 Ordinary Shares.)
26 April 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 26-Apr-07
Number	6195V
Diageo plc
26 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 650,000 ordinary shares at a price of 1057.55 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:13 27-Apr-07
Number	7143V
Diageo plc
27 April 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 700,000 ordinary shares at a price of 1051.57 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:44 30-Apr-07
Number	PRNUK-3004

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules. Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,954,448,327 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,336,977 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,674,111,350 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
30 April 2007

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 30-Apr-07
Number	8107V
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1058.65 pence per share.
END